UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

As previously disclosed, on November 19, 2025, Cheer Holding, Inc. (the “Company”) received a notice from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules 5550(a)(2) (the “Rule”). In addition, on November 19, 2025, the Company received a letter from Nasdaq that, as of November 18, 2025, it had determined that the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days (the “Letter”). Accordingly, the Company was subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule,” together with the Rule, the “Rules”). As a result, the staff of the Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”) unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”) by November 26, 2025, which would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company subsequently requested a hearing to appeal the Delisting Determination, which stayed the suspension of the Company’s securities under the Delisting Determination.

To regain compliance, the Board of Directors of the Company authorized and approved to effect a share consolidation so that every 50 pre-split Class A ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 post-split Class A ordinary share of a par value of US$0.05(the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company would be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Share Consolidation was approved by the Company’s shareholders on May 12, 2025. The Share Consolidation took effect on December 22, 2025 and began trading on a post-consolidation-adjusted basis on December 23, 2025.

On January 13, 2026, the Company appeared before the Panel to present its compliance plan for continued listing. On January 27, 2026, the Panel notified the Company that it granted the Company’s request to continue its listing on Nasdaq, and confirmed that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Rules.

As of the date of this report, the Company has 4,686,248 Class A ordinary shares issued and outstanding.

This report shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: January 28, 2026

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